News Releasee Communiqué de Pressee

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Total Farms into Two Onshore Blocks in Yemen with Sinopec
Paris, December 5, 2007 — Total announces that it has signed an agreement with Sinopec to farm into two onshore exploration blocks in Yemen with an interest of 40%. The agreement was recently approved by the Yemeni government.
Block 69, which covers an area of 1,333 square kilometres, is located in central Yemen’s Marib Basin, which is home to the reserves that feed the Yemen LNG liquefied natural gas project. Block 71, which extends over an area of around 1,800 square kilometres, is located in eastern Yemen’s Masilah Basin, near Block 10, which Total has operated for 20 years.
The two blocks had been held by Sinopec in partnership with state-owned Yemen General Corporation for Oil and Gas (YOGC) since 2005. Following the farm-in, Total has a 40% interest in the blocks, alongside Sinopec (45.5%, operator), YOGC (10%) and the Arabian Group of Companies (4.5%). 2D seismic has been shot on both blocks and a well is being drilled in Block 69.
Already Yemen’s leading foreign investor, Total further strengthens its operations in the country through its entry into these two blocks which represent a good fit with its existing projects, including notably the development of recent discoveries in Block 10.
Total in Yemen:
Present in Yemen for more than 20 years, Total reported equity production of more than 9,000 barrels of oil equivalent per day in 2006 and operates approximately 12% of the country’s production. The Group has interests in the country’s two oil basins, as the operator of Block 10 (Masilah Basin, East Shabwa Block, 28.57%) and as a partner in Block 5 (Marib Basin, Jannah Block, 15%). Total is also the leader of the Yemen LNG project with a 39.6% interest. Two trains with a combined capacity of 6.9 million metric tons per year are under construction and will be supplied with natural gas from developed fields in the Marib region of central Yemen. Three 20-year gas sale and purchase agreements have been signed, with Suez LNG Trading, Kogas and Total Gas & Power Ltd.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com